uralsvyazinform

Open Joint-Stock Company «Uralsvyazinform»
11, Moskovskaya St., Ekaterinburg 620014 Russia
Tel.: + 7 343 376-20-00, Fax: + 7 343 379-12-90
E-mail: usi@gd.usi.ru, Internet: www.uralsviazinform.com

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street N.E., Room 3628
Washington, D.C. 20549
U. S. A.

Our reference # 09.1-14/4684

Date 4 April, 2007

Uralsvyazinform, Russia
OTC: UVYZY, UVYPY
CUSIP 916887102

SUPPL

Attention: Division of Corporation Finance

Subject: Uralsvyazinform information on corporate actions dd. February 12, 2007 – March 30, 2007

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. February 12, 2007 – March 30, 2007.

Please, could you confirm the receipt of the present letter and the attachments by sealing its copy (attached herewith) and sending it to us by fax +7 (343) 379-19-86. Thank you.

Sincerely yours,

Elena V. Neverova
Head of Equity and IR Department

Enclosures:

1. Information on corporate actions dd. February 12, 2007 (license expiration).
2. Information on corporate actions dd. February 14, 2007 (Quarterly Report 4Q2006 publication).
3. Information on corporate actions dd. March 20, 2007 (new license).
4. Information on corporate actions dd. March 20, 2007 (2nd coupon payment on the bond issue of 07 series).
5. Information on corporate actions dd. March 27, 2007 (change of the share in Company's common stock owned by the Russian Federal Property Fund).
6. Information on corporate actions dd. March 30, 2007 (change in Issuer's net profit as of the fourth quarter 2006).

dlo 4/10

uralsvyazinform

11 Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

February 12, 2007

On February 12, 2007 Uralsvyazinform license for on-air broadcasting expired.

Number, date of issuing the license, and State authority that issued the license: **№6492 dd. September 23, 2002, issued by the Russian Federal Surveillance Service for Compliance with the Law in Mass Communications and Cultural Heritage Protection.**

License territory: **Khanty-Mansyisk Autonomous Region.**

Term of the license: **effective until February 11, 2007.**

Company's activity aimed at the license prolongation: **the Company refused to prolong the license.**

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11 Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

February 14, 2007

On February 14, 2007 Uralsvyazinform published the Quarterly Report as of IVQ2006.

Procedure of Quarterly Report disclosure by the Issuer to the interested parties: **in accordance with item 2.13 part 2 of the 'Provisions on Information Policy of OJSC Uralsvyazinform' (approved by Uralsvyazinform Board of Directors, Protocol of the session # 2 , dd. 12.07.2005) the copies of the Quarterly Report shall be rendered to the interested parties within 7 days since the occurrence of their request, for a fee not exceeding the cost of copying.**

Address of the web-page used by the Issuer for information disclosure:
http://www.usi.ru/shareholders/accounts/information/

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11 Moskovskaya ul., Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

20 March, 2007

On 20 March, 2007 OJSC Uralsvyazinform obtained a notice on a new license issued for its services.

License type: **license for rendering broadcasting services.**

Number, date of issuing the license, and State authority that issued the license: **№48480 dd. 5 March, 2007, issued by the State Telecommunication Committee.**

Term of the license: **not specified in the notice from the Licensing authority.**

The date on which a decision of the Licensing authority on issuing the present license entered into force: **5 March, 2007.**

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

March 20, 2007

Uralsvyazinform effected the second coupon payment on monetary bond issue of 07 series.

On March 20, 2007 Uralsvyazinform effected the second coupon payment on monetary bond issue of 07 series.

The category of bonds: non-convertible interest-bearing documentary bearer bonds with obligatory centralized custody.

The state registration number of the Bond issue and the date of its state registration: 4-10-00175-A dd. 3 November, 2005.

The state body that accomplished the Bond issue registration: **Federal Commission for the Securities Market.**

The procedure of coupon rate determination is defined in the Bonds Resolution and Prospectus approved by the Company's Board of Directors (Protocol of the session # 7, dd. September 29, 2005).

The first coupon rate has been approved by the Company's General Director in the amount of 8.40 per cent per annum (Order # 282 dd. March 21, 2006).

According to the Bonds Resolution the bonds' overall nominal value amounts to RUR 3 bln, coupon interest rate – 8.40 per cent per annum, payable every half-year.

The out-paid interest per bond with par value of RUR 1,000 made up RUR 41.88.
The total value of coupon payment amounted to RUR 125.640 thousand.

The mode of payment: non-cash settlement in the Russian Federation currency.

Overall amount of coupon payments on the bond issue of 07 series up to date:
first coupon payment: **RUR 125.640 thousand**
second coupon payment: **RUR 125.640 thousand**
Overall amount of interest paid out on the bond issue of 07 series:
RUR 251.280 thousand.

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsvyazinform.com

March 27, 2007

The change of the share in the Company's common stock owned by the shareholder that possesses 5 or more per cent of the Issuer's common stock.

Full name of the Company's shareholder: **Specialized Institution under the Government of the Russian Federation 'The Russian Federal Property Fund'.**

The share in Uralsvyazinform common stock owned by the aforementioned shareholder before the change: **5.763 per cent.**

The share in Uralsvyazinform common stock owned by the aforementioned shareholder after the change: **0.000 per cent.**

The reason for the change of the share in the Company's common stock owned by the shareholder: **alienation of the Issuer's common stock by the shareholder.**

The date of the record made within the Register on the client account of the shareholder mentioned: **March 23, 2007.**

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

March 30, 2007

Substantial change in Uralsvyazinform net profit (IV quarter 2006).

Substantial events resulting in change of the Issuer's net profit by more than 10 per cent: **increase in ordinary activities expenditures that resulted from:**

1. Additional expenditures that occurred upon implementation of new tariff plans for local telephone services (expenditures for advertising and other materials pertaining to introduction of time-based payment system for local telephone connections since 1 February, 2007); increase in salaries and emoluments expenditures in view of accrued provisions for liabilities and charges; increase in expenditures for call termination services and internet access services rendered by fixed-line carriers, due to the increase in volume of traffic.

2. Rise in miscellaneous expenditures due to construction-in-progress expenses write-off and growth of loss on accrued provisions for doubtful debts following the results of the Company's property and liabilities inventory.

The date of occurrence of the substantial events resulting in single change of the issuer's net profit by more than 10 per cent: **the fourth quarter, 2006**.

Net profit of the Issuer for the reporting period preceding the reporting period the present substantial event occurred in: **net profit of the Company for the third quarter 2006 totaled RUR 897,427,000 (eight hundred ninety seven million four hundred and twenty seven thousand Russian rubles).**

Net profit of the Issuer for the reporting period the substantial event occurred in: **net profit of the Company for the fourth quarter 2006 totaled -RUR 384,144,000 (minus three hundred eighty four million one hundred and forty four thousand Russian rubles).**

The change in the Issuer net profit in absolute relation and percentage:
-RUR 1,281,571,000 (minus one billion two hundred eighty one million five hundred and seventy one thousand Russian rubles) or –142.8 per cent.

END

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru